

March 13, 2009

Room 7010

Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **Re:** **Lennar Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2008**
> **File No. 001-11749**
> **Definitive Proxy filed March 4, 2009**

Dear Mr. Gross:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 30, 2008

Results of Operations, page 22

1. On page 23 you present gross margins on home sales excluding valuation adjustments and operating margin as a percentage of revenues from home sales excluding valuation adjustments. In future filings, please provide the disclosures required by Rule 10(e)(1) of Regulation S-K for each of these non-GAAP measures. Also refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please provide us with the disclosure you intend to include in future filings.

2. Beginning on page 28, you have provided a tabular presentation of the number of homes delivered, the number of new orders, the number of homes in backlog, the backlog dollar value and cancellation rates. As discussed in Section 501.12 of the Financial Reporting Codification, a tabular presentation of relevant financial or other information may aid an investor in better understanding of your discussion and analysis. In future filings please expand your tabular presentation to include the following additional information at the reportable segment level, comparatively for each period presented:
   - average price of home deliveries, new orders and backlog,
   - value of homes in new orders,
   - value of cancellations,
   - sales incentives provided to customers.

   This information appears to be of such significance to your revenues, profit margins, analyses of impairments and future cash flows that it would be meaningful and helpful to investors to have the information presented in a tabular format. Please provide us with the disclosure you intend to include in future filings.

Financial Condition and Capital Resources, page 34

3. We note the disclosure regarding your covenants on page 36 and in Note 7 on page 82 to the financial statements. In future filings, please expand this discussion to disclose the actual ratios as of each reporting date.   In this regard, please disclose your leverage ratio, minimum tangible net worth and the amount of quarterly reductions of your maximum recourse exposure related to joint ventures as required in your Credit Facility agreement. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Provide a clear discussion of the ramifications of a covenant violation and a discussion of the financing options being considered in sufficient detail to allow an investor to see through the eyes of those who manage the business.

4. Please tell us and revise future filings to disclose your borrowing capacity under the $1.1 billion revolving credit facility as of November 30, 2008, considering the limitations of the borrowing base calculation and those imposed by covenant compliance.

5. Your syndicated warehouse facility and warehouse repurchase facility for the financial services segment mature in April and June 2009. In future filings, please discuss the status of these facilities and what you are doing to either repay or refinance the $209.5 million outstanding. Please disclose how you plan to meet this obligation and the source of funds you plan to use to meet the obligation.

Off Balance Sheet Arrangements, page 39

6. On page 42 you state, "In these challenged market conditions, some of the unconsolidated entities may have to request of their lenders waivers or amendments to debt agreements so that the unconsolidated entities would remain in compliance with such covenants." Please expand this disclosure, in future filings, to clarify whether any unconsolidated entities are in violation of their covenants and the amount of the associated debt.

Critical Accounting Policies and Estimates, page 47

7. Please expand your critical accounting policy to provide additional insight on how you perform your impairment analysis under SFAS 144 for each inventory category reflected on your consolidated balance sheets, as well as your investments in unconsolidated entities. We believe it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessments relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. For example, please consider including the following:

   - Please disclose the number of communities tested for impairment during each period presented, the number of communities you determined to be impaired during each period presented, and the total number of communities which exist at the end of each period presented.
   - Please expand the discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value to provide more detailed information regarding the underlying assumptions. For example, disclose the basis for your assumptions of the timing of home sales and selling prices and costs and the process you use to develop these assumptions. It is not clear whether these assumptions are based on recent trends or metrics or incorporate underlying assumptions regarding a change to current trends in the market and the economy.
   - Discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions used, as well as whether certain estimates and assumptions are more subjective than others.
   - Provide specific quantified disclosure regarding significant communities or sub-areas within your regions that have been impacted severely by the downturn in the housing market, where inventory is moving at a slower than anticipated pace, or whose sales prices or margins are trending downward.

Note 4 – Investments in Unconsolidated Entities, page 77

8. In the discussion of maintenance guarantees in the third paragraph on page 79, please disclose the amount of your maximum exposure in future filings or clarify, if true, that it is included in the table on page 78.

9. Please disclose the fair value of the guarantees of completion provided in connection
    with loans to unconsolidated entities.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 13

10. We note that your compensation programs appear to target your executives'
    compensation to that of a peer group. In future filings, please disclose what these
    parameters were and where actual payments fell within targeted parameters for each
    element of compensation. To the extent actual compensation was outside a targeted
    percentile range, please explain why.

11. We note that individual performance criteria are taken into account in determining
    compensation. In future filings, please note that the Compensation Discussion and
    Analysis should be sufficiently precise to capture material differences in compensation
    policies with respect to individual named executive officers and that if policies or
    decisions relating to a named executive officer are materially different than the other
    officers, please disclose on an individualized basis. Refer to Section II.B.1 of
    Commission Release No. 33-8732A.

Stock Option Grants under the Company's 2007 Equity Incentive Plan, page 19

12. We note that the Chairperson of the Compensation Committee discussed with Hewitt
    Associates the option grants that were proposed by your management and was told that
    Hewitt Associates agreed with the timing and size of the proposed grants. In future
    filings, please provide more information with respect to your compensation consultant's
    opinions on such matters.

Restricted Stock Grants, page 20

13. In future filings, please disclose the specific performance requirements related to
    divisional or regional profitability.

14. We note your statement that in accordance with a proposal made by your management to
    the Compensation Committee, in view of the difficult economic conditions during 2008,
    all financial performance criteria related to 2008 restricted stock vesting were waived,
    except with regard to your Chief Operating Officer and Executive Vice President. In
    future filings, please discuss in greater detail the reasons for waiving performance criteria
    for any element of compensation and the rationale for specific payments made under
    these circumstances.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Hagen Ganem, at (202) 551- 3330 or Craig Slivka at (202) 551-3729.

Sincerely,

Terence O'Brien
Accounting Branch Chief